20549-0408


                                    October 20, 2004

Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada  89501

Re: Boomers` Cultural Development, Inc.
       Form SB-2, amendment number 1, filed October 6, 2004
       File Number 333-118138

Dear Mr. Ellsworth:

      We have examined your amended Form SB-2 and have the following comments. Where indicated, we think these documents should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Operation - page 15

1. We are unable to locate the revisions made in response to prior comment 15. The paragraph appears to have been deleted rather than modified. We feel it is important for investors to understand the company`s ability to fund itself over the next 12 months. See Item
303(a)(1) of Regulation S-B. Please address this issue throughout the filing where appropriate. For example:

* disclose in the summary the amount that you believe you must raise in order to begin operations,

* also disclose how long you will be able to operate at this level of proceeds. If you will not be able to operate for 12 months at this level, disclose how much you need to raise in this offering to operate for 12 months.

* In addition, assume that you are unable to raise this additional amount in this offering. Disclose how you will raise this amount. If you do not know how you would raise this amount you need to say so.

Related disclosure needs to be provided in other sections such as the risk factors section, use of proceeds section and plan of operations section.

Financial Statements for the Year Ended February 29, 2004

Independent Auditors` Report

2. Please file a revised audit report which refers to the PCAOB standards. Issuing a consent constitutes a reissuance of your financial statements unless you are merely incorporating such statements by reference. Refer to Release Nos. 33-8422; 34-49708; FR-73.


						* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Nancy Maloney, at
202-942-7331 or to Donald Walker, Senior Assistant Chief
Accountant,
at 202-942-1799. Please direct any other questions to David Lyon at
202-942-1796, or to me at 202-942-2889.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst

By fax : W. Scott Lawler
	  Fax number 403-272-3620










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Boomers' Cultural Development, Inc.
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